Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces September 2023

Key Performance Indicators (KPIs)

Total Customers Served: 84,393 – Sales Per Customer: JPY 6,991 – Customer Repeat Ratio: 76.7%

New York/October 24, 2023 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM), a holistic healthcare company based in Japan (the “Company”), today announced its major Key Performance Indicators, or KPIs, updated for the month of September 2023. Data is provided for all salons for which comparative financial and customer data is available and excludes certain salons where such information is not available.

Salon Operation Business

The following monthly KPIs provide insight into the business fundamentals and progress of the Company, updated for the month of September 2023:

•	The number of salons was 315 in September 2023, up from 312 in the year-ago period.

•	Total customers served increased to 84,393 in September 2023 from 71,770 in the year-ago period. The increase is primarily attributed to the increase in the number of salons with available financial and customer data.

•	Sales per customer slightly increased to JPY 6,991 in September 2023 from JPY 6,505 in the year-ago period. The increase is primarily attributed to the price revisions and the upselling of value-added optional services.

•	Repeat ratio, a measure of repeat customers, decreased to 76.7% in September 2023 from 80.8% in the year-ago period. The decrease is primarily attributed to the inclusion of financial and client data of salons in public bath houses, which tend to have a relatively lower repeat ratio than our other relaxation salons.

•	Operation ratio decreased to 47.0% in September 2023 from 50.3% in the year-ago period.

•	The total number of salons with data increased to 290 in September 2023 from 233 in September 2022. The increase is attributed to the completion of the replacement of the customer management system in certain salons. The number of salons with data decreases when we close salons with data available and increases as we open salons with such data.

	Number of Salons(*1)	Number of Salons with Data(*2)	Total Customers Served(*3)	Sales per Customer(*4)		Repeat Ratio(*5)	Operation Ratio(*6)
September-22	312	233	71,770	JPY	6,505	80.8%	50.3%
October-22	313	234	72,252	JPY	6,630	81.8%	50.0%
November-22	312	232	65,724	JPY	6,717	82.6%	48.8%
December-22	312	231	68,571	JPY	6,913	82.8%	50.1%
January-23	312	266	77,657	JPY	6,624	77.9%	48.3%
February-23	312	266	71,707	JPY	6,612	78.5%	47.3%
March-23	311	273	78,063	JPY	6,680	77.4%	45.8%
April-23	313	284	83,130	JPY	6,669	77.0%	47.2%
May-23	314	284	86,895	JPY	6,660	75.7%	47.5%
June-23	314	287	81,280	JPY	6,801	76.0%	46.7%
July-23	315	290	88,240	JPY	6,985	76.0%	48.1%
August-23	316	291	87,224	JPY	6,946	74.6%	48.0%
September-23	315	290	84,393	JPY	6,991	76.7%	47.0%

(*1)	Number of Salons: Includes our directly-operated salons and franchisees’ salons.

(*2)	Number of Salons with Data: The number of salons for which comparable financial and customer data is available.

(*3)	Total Customers Served: The number of customers served at salons for which comparative financial and customer data is available.

(*4)	Sales Per Customer: The ratio of total salon sales to number of treated customers at all salons for which comparable financial and customer data is available.

(*5)	Repeat Ratio: The ratio of repeat customer visits to total customer visits in the applicable month for all salons for which comparable financial and customer data is available.

(*6)	Operation Ratio: The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month for all salons for which comparable financial and customer data is available.

* Repeat ratios shown in the chart above do not include salons in public bath houses. In September 2023, the repeat ratios for all salons and salons in public bathhouses only were 76.7% and 58.0%, respectively.

*Since July 2021, the salon operation business has been managed by Wing Inc., which is a wholly-owned subsidiary of the Company.

Health Tech Business (Lav®)

The Company offers a government-specific health guidance program (the “Program”) using Lav®, an on-demand training application developed by the Company. The Program is designed to be less burdensome for the users and is delivered through a completely remote support style using the web remote interview and chat function of Lav®. This approach helps to reduce the dropout rate of the conventional specific health guidance program.

The Program provides support to medical professionals, such as public health nurses, dietitians, etc., that assist eligible individuals (age between 40 and 74) who are at risk of developing lifestyle-related diseases that can be caused by an unbalanced diet, lack of sleep, lack of exercise, smoking, stress, and other factors, by reviewing their lifestyle habits through specific health checkups that focus on metabolic syndrome. The implementation of specific health checkups and specific health guidance has become mandatory for medical insurers, including the national health insurance and the employee’s health insurance, since April 2008.

The Ministry of Health, Labor and Welfare has set a nationwide target of at least 70% for specific medical checkup implementation rates and at least 45% for specific health guidance implementation rates. In fiscal year 2021, however, the medical checkup implementation rates and specific health guidance implementation rates were only 56.5% and 24.6%, respectively. As a result, the market for these services is expected to expand due to the government’s effort to achieve the set target implementation rates. According to a survey by the Japan Health Guidance Association, the utilization of Information and Communication Technology (ICT) has been increasing, and the adoption rate has exceeded 50% due to the impact of COVID-19 in recent years.

As of September 2023, the Company has entered into contracts with 71 corporate insurance associations, and the cumulative number of users of our Lav® app has exceeded 5,000 people, bringing the total to 5,713 individuals.

	Number of New Contracts with Corporate Insurance Associations(*1)	Number of Users(*2)	Cumulative Number of Contracts with Corporate Insurance Associations	Cumulative Number of Users
September-22	6	191	58	3,424
October-22	4	186	62	3,610
November-22	1	241	63	3,851
December-22	1	183	64	4,034
January-23	2	177	66	4,211
February-23	0	188	66	4,399
March-23	0	220	66	4,619
April-23	1	295	67	4,914
May-23	1	158	68	5,072
June-23	1	199	69	5,271
July-23	0	163	69	5,434
August-23	0	100	69	5,534
September-23	2	179	71	5,713

(*1) Number of new contracts with corporate insurance associations entered into in the month to implement specified health guidance program offered by us.

(*2) Number of new users that started using specified health guidance offered by us in the month.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 315 (as of September 30, 2023) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. MEDIROM started selling “MOTHER Bracelet®” to individual customers in 2021, and has already received orders from corporate clients. MEDIROM hopes that its diverse health related services and products offering will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

■Contacts

Investor Relations Team

ir@medirom.co.jp

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